Exhibit 10.2

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is entered into on December 17, 2007 (the “Effective Date”), by I-TRAX, INC., a Delaware corporation with its principal business offices located at 4 Hillman Drive, Suite 130, Chadds Ford, Pennsylvania 19317 (the “Company”), and FRANK A. MARTIN, an individual residing at 489 East London Grove Road, West Gove, Pennsylvania 19390 (“Executive”).

I-trax Health Management Solutions, Inc. (f/k/a I-trax.com, Inc.) is a subsidiary of the Company and a party to an Employment Agreement with the Executive effective as of December 29, 2000 (the “Original Agreement”).  The Company had executed a Joinder to the Original Agreement to guaranty and to act as a surety for the performance by I-trax Health Management Solutions, Inc. (f/k/a I-trax.com, Inc.) under the Original Agreement.  The initial term of the Original Agreement began on December 29, 2000 and ended on December 29, 2003 (the “Original Term”).  Since December 29, 2003, the Original Agreement has been renewing automatically for successive additional terms of one year each (each, an “Additional Term”).  The parties now wish to amend and restate the Original Agreement in the form of this Agreement.

In consideration of the mutual covenants and premises contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties agree as follows:

1.           Term of Employment.  As of the Effective Date and upon the terms set forth in this Agreement, the term of Executive’s employment will extend until terminated in accordance with the provisions of Section 4 below (the “Extended Term,” and together with the Original Term and each Additional Term, the “Term”).

2.           Title and Capacity.  Executive will shall serve as the Chairman of the Board of Directors of the Company and shall perform the duties commensurate with this position and such other duties as the Company’s Board of Directors (the “Board”) may determine.  Executive shall devote as much time as necessary to performing the above duties.

3.           Salary; Benefits.

3.1           Salary.  On the Effective Date, the Company is paying Executive an annual base salary of $286,057.00 (such salary, as adjusted from time to time, the “Base Salary”).  The Compensation Committee of the Board (the “Compensation Committee”) will complete an annual review of Executive’s performance and will, based upon the results of such review, increase the Base Salary for any subsequent year of the Term.  In addition, the Company will pay Executive a bonus for each complete or partial fiscal year during the Term (the “Bonus”).  The Bonus will be determined by the Compensation Committee upon consultation with Executive.

3.2           Payment in Installments.  The Company will pay Executive the Base Salary in periodic installments in accordance with the Company’s general payroll practices, after withholding for all Federal, state and local taxes and other required deductions.  The Company will pay the Bonus within 90 days of the end of the end of each calendar year.

3.3           [INTENTIONALLY OMITTED]

3.4           Benefits.  Provided Executive meets and continues to meet the full-time and any and all other eligibility requirements set forth in the Company’s Employee Manual and in the applicable benefits plans sponsored by the Company, the Company will make available to Executive fringe benefits, retirement, health and welfare benefits plans, policies and arrangement as are in effect from time to time and made available to senior executives officers of the Company, subject to employee cost sharing provisions and other provisions of such benefits and benefit plans (collectively, the “Benefits”).  Notwithstanding the preceding, the Company may change, modify, amend, eliminate, or terminate the Benefits or change the employee cost sharing provisions applicable to the Benefits, and if the Company does so, thereafter Executive will be entitled only to then available standard full-time employee Benefits made available to other senior executive officers of the Company.

3.5           Paid Time Off.  Executive is entitled to 25 paid time off days per year in accordance with the Company’s Executive PTO policy, as amended from time to time.

3.6           Reimbursement of Expenses.

(a)           The Company will reimburse Executive for all reasonable travel, entertainment and other expenses incurred or paid by Executive in connection with, or related to, the performance of his duties under this Agreement in accordance with the Travel and Expense Policy published by the Company’s Finance Department, as amended from time to time.

                                (b)           The benefits and reimbursements made pursuant to Section 3.6(a) are subject to the following restrictions: (1) the amount of benefits provided or expenses eligible for reimbursement during any calendar year will not affect the benefits provided or expenses eligible for reimbursement during any other calendar year; and (2) the Company will reimburse an eligible expense as soon as practicable after Executive requests such reimbursement, but not later than the December 31 following the calendar year in which the expense was incurred.

4.           Employment Termination.  The employment of Executive by the Company pursuant to this Agreement shall terminate upon the occurrence of any of the following:

4.1           Cause.  At the election of the Company, for “cause,” immediately upon written notice by the Company to Executive.  “Cause” for termination shall be deemed to exist by reason of (a) any action by Executive resulting in the conviction of Executive of, or the entry of a plea of guilty or nolo contendere by Executive to, any crime involving moral turpitude, any felony, or any misdemeanor involving misconduct or fraud in business activities, (b) any breach of a fiduciary duty involving personal profit, (c) Executive's willful failure to perform his duties hereunder, (d) Executive's willful misconduct, recklessness or gross negligence in the performance of his duties hereunder, (e) any action by Executive that violates Section 6 below, (f) repeated refusals by Executive to comply with the reasonable directives of the Board; provided, however, that the Company may terminate Executive's employment pursuant to Subsections 4.1(c), (e) or (f) above only after the failure by Executive to correct or cure, or to commence and continue to pursue the correction or curing of, such refusals within ten days after receipt by Executive of written notice of the Board of each specific claim of any such refusal and to complete such correction or cure within 45 days after receipt of such notice.

4.2           Without Cause.  At the election of the Company, at any time, upon 30 days written notice for any reason whatsoever other than for cause.

4.3           Death or Disability.  Upon Executive’s death or 30 days after Disability.  “Disability” or “Disabled” means Executive is unable, due to a physical or mental disability, to perform the duties contemplated under this Agreement for a period of three consecutive months or for a cumulative period of four months within any six consecutive months.  A physician satisfactory to Executive and the Company will determine if Executive is disabled.  If Executive and the Company cannot agree on a physician within 30 days of either party’s written notice to the other, Executive and the Company will each select a physician, who will together select a third physician.  The determination of the physician(s) as to Disability will be binding on all parties.

4.4           Termination by Executive.  At the election of Executive: (a) at any time if his health should become impaired to an extent that makes the continued performance of his duties hereunder hazardous to his physical or mental health or his life, as certified by a physician designated by Executive and reasonably acceptable to the Company; (b) for “good reason” upon delivery of written notice of such “good reason” to the Company; or (c) upon giving ninety (90) days written notice of termination, which termination shall be deemed a breach by Executive of his obligations under this Agreement.  “Good reason” means (i) the failure by the Company to continue Executive in the position of Chairman of the Board (or such other senior executive position as may be offered by the Company and which Executive may in his sole discretion accept); (ii) material diminution by the Board of Executive’s responsibilities, duties or authority as Chairman of the Board (or such other senior executive position as may be offered by the Company and which Executive may in his sole discretion accept) or assignment to Executive of any duties inconsistent with Executive’s position as Chairman of the Board (or such other senior executive position as may be offered by the Company and which Executive may in his sole discretion accept); (iii) failure by the Company to pay and provide to Executive the compensation provided in Section 3.1 above, which failure is not cured within thirty (30) days after written notice of such failure is delivered by Executive to the Company; (iv) requiring Executive to be permanently based anywhere other than within 25 miles of the Company’s present office location in Chadds Ford, Pennsylvania (excluding business related travel); (v) a “Change in Control,” as such term is defined in the Company’s 2001 Equity Compensation Plan; or (vi) any other material breach of this Agreement by the Company, which breach is not cured within thirty (30) days after written notice of such breach is delivered by Executive to the Company.

5.           Effect of Termination.

5.1           Termination for Cause.  If the Company terminates Executive’s employment for cause under Section 4.1, the Company will pay to Executive the Base Salary, Bonus and Benefits otherwise payable to Executive under Sections 3.1, 3.2 and 3.4, pro rata through the last day of Executive’s actual employment by the Company.

5.2           Termination Without Cause.

(a)           If at any time during the Term (i) the Company terminates Executive’s employment under Section 4.2 for any reason other than for cause, or (ii) Executive dies or is Disabled while on the Company’s business or as a result of Executive’s performance of his duties under this Agreement, the Company will pay to Executive or his estate, as applicable, (1) severance equal to 24 months of base salary then applicable under Section 3.1, (2) an amount equal to two times the average, and if necessary annualized, Bonus paid to Executive for the most recent two years of the Term, and (3) an amount approximately equal to the amount Executive would be required to pay to maintain full-time health benefits under COBRA while receiving severance.

(b)           Executive acknowledges that if Executive’s employment is terminated pursuant to Section 4.2, (1) the payments under Section 5.2(a) represent the total obligation of the Company to Executive under this Agreement.  Further, Executive is not required to mitigate damages to receive the payments set forth in Section 5.2(a).

5.3           Termination for Death or Disability.  If Executive’s employment is terminated by death or because of Disability under Section 4.3 other than as provided in Section 5.2(a), the Company will pay to the estate of Executive or to Executive, as applicable, the Base Salary and benefits otherwise payable to Executive under Sections 3.1, 3.2 and 3.4 above through the end of the month in which termination of Executive’s employment because of death or Disability occurs.

5.4           Termination by Executive.

(a)           If Executive terminates Executive’s employment under Section 4.4(a) for reasons of health, the Company will pay to Executive the Base Salary, Bonus and Benefits otherwise payable to Executive under Sections 3.1, 3.2 and 3.4 pro rata through the date of termination.

(b)           If Executive terminates Executive’s employment under Section 4.4(b) for good reason at any time during the Term, the Company will pay to Executive (1)

severance equal to 24 months of base salary then applicable under Section 3.1, (2) an amount equal to two times the average, and if necessary annualized, Bonus paid to Executive for the most recent two years of the Term, and (3) an amount approximately equal to the amount Executive would be required to pay to maintain full-time health benefits under COBRA while receiving severance.

(c)           Executive acknowledges that if Executive’s employment is terminated pursuant to Section 4.4(b), the payments under Section 5.4(b), represent the total obligation of the Company to Executive under this Agreement.  Further, Executive is not required to mitigate damages to receive the payments set forth in Section 5.4(b).

(d)           If Executive terminates Executive’s employment under Section 4.4(c), the Company will pay to Executive the Base Salary, Bonus and Benefits otherwise payable to him under Sections 3.1, 3.2 and 3.4 pro rata through the last day of his actual employment by the Company.

5.5           Severance Payments Terms.  The Company will pay the severance benefits under this Section 5 to Executive in substantially equal periodic installments in accordance with the Company’s general payroll practices, beginning on the first payroll date following the date of Executive’s termination of employment and ending when the applicable severance period under Section 5 ends.  Notwithstanding the foregoing, if Executive is a “specified employee” within the meaning of Section 409A(2)(B)(i) of the Internal Revenue Code (“Code”), the Company will not pay severance upon Executive’s termination of employment pursuant to Section 5 (other than by reason of Executive’s death), during the first six months following Executive’s termination date and all payments that would have otherwise been made during that period will be paid to Executive on the first payroll date following the expiration of six full months following Executive’s termination date.

6.           Non-Competition; Non-solicitation; Confidentiality.

6.1           Non-Competition.  During the Term and during the Post Termination Non-Competition Period (as defined below) after the termination of the Term, Executive will not, including through an Affiliate (as defined in Rule 12b-2 promulgated pursuant to the Securities Exchange Act of 1934, as amended), engage in the health care management business in which the Company or its Affiliates are engaged in at any time during the Term (the “Business”) in the United States.  Each of the following activities, without limitation, are deemed to constitute engaged in the Business:  engaging in, working with, maintaining an interest in (other than interests of less than 3% in companies with securities traded either on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or traded over-the-counter and quoted on the Bulletin Board), advising for a fee or other consideration, managing, operating, lending money to (other than loans by commercial banks), guaranteeing the debts or obligations of, or permitting one’s name or any part thereof to be used in connection with an enterprise or endeavor, either individually, in partnership or in conjunction with any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture or any other form of business organization, unincorporated organization or governmental entity (or any department, agency or subdivision thereof) (each, a “Person”), whether as principal, director, agent, shareholder, partner, employee, consultant, independent contractor or in any other manner whatsoever, any Person in the Business.  “Post Termination Non-Competition Period” means the longer of one year and the period during which Executive is receiving severance under this Agreement.

6.2           Non-Solicitation.  During the Term and during the Post Termination Non-Solicitation Period (as defined below) after the termination of the Term, Executive will not, directly or indirectly, and no Person (including an Affiliate) over which Executive exercises control (whether as an officer, director, individual proprietor, holder of debt or equity securities, consultant, partner, member or otherwise) (a) solicit or engage or employ or otherwise enter into any agreement or understanding, written or oral, relating to the services of any Person who is known or should be known by Executive to be then employed or to have been employed within the preceding six months by the Company or its Affiliates, (b) take any action which could be reasonably expected to lead any Person to cease to deal with the Company or its Affiliates or (c) solicit the business of, enter into any written or oral agreement with or otherwise deal with any supplier of goods, products, materials or services in competition with the Company or its Affiliates or solicit the business of customers of the Company or its Affiliates who were such at any time during the two-year period preceding Executive’s last date of employment, except on behalf of businesses in which such party would then be permitted to engage directly without violating this Section 6.  “Post Termination Non-Solicitation Period” means the longer of one year and the period during which Executive is receiving severance under this Agreement.

6.3           Confidentiality.  During the Term and for a period of five years after the termination of the Term, Executive will treat as trade secrets all Confidential Information (as defined below) known or acquired by Executive in the course of any affiliation Executive has with the Company or its Affiliates and will not disclose any Confidential Information to any Person not affiliated with the Company except as authorized in writing by the Company.  “Confidential Information” means any information relating to the relationship of the Company or its Affiliates to their customers (including, without limitation, the identity of any customer), the research, design, development, manufacturing, marketing, pricing, costs, capabilities, capacities and business plans related to the Business, the financing arrangements of the Company, or the financial condition or prospects of the Company; inventions, products, processes, methods, techniques, formulas, compositions, compounds, projects, developments, plans, research data, clinical data, financial data, personnel data, computer programs, software, including source code, object code, operating systems, bridgeware, firmware, middleware or utilities and customer and supplier lists and any other confidential information relating to the assets, condition or business of the Company or its Affiliates.  Notwithstanding the foregoing, Executive will have no obligation with respect to (a) information disclosed to Executive by a Person who does not owe a duty of confidentiality to the Company or its Affiliates; or (b) information which is in the public domain and is readily available; or (c) information where disclosure is required by law or is necessary in connection with a claim, dispute or litigation to which Executive is or becomes a party and the Company is given ten business days prior written notice of the intent to make disclosure.

6.4           Injunctive Relief.  The restrictions contained in this Section 6 are necessary for the protection of the business and goodwill of the Company and are considered by Executive to be reasonable for such purpose.  Executive acknowledges and agrees that a breach or threatened breach by Executive of the covenants contained in this Section 6 would cause the Company irreparable harm and that the extent of damages to the Company would be impossible to ascertain and that there is and will be available to the Company no adequate monetary damages or other remedy at law to compensate it in the event of any such breach.  Consequently, Executive agrees that, in the event of a breach of any such covenant, in addition to any other relief to which the Company is or may be entitled, the Company shall be entitled, as a matter of course, to an injunction or other equitable relief, including the remedy of specific performance, to enforce any or all of such covenants by Executive, his or her employer, employees, partners, agents or any of them.

6.5           Modification of Covenants.  In the event it shall be determined by any arbitrator, court or governmental agency or authority that any provision of Section 6 is invalid by reason of the length of any period of time or the size of any area during or in which such provision is effective, such period of time or area shall be considered to be reduced to the extent required to cure such invalidity.

6.6           Extension of Covenant.  In the event that there should be a violation of the restrictions contained in Section 6.1, the duration of such restriction shall be extended for a period of time equal to the period of time during which such breach or breaches shall occur.

6.7           Counter-claims.  The existence of any claim or cause of action by Executive against Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the restrictions contained in this Section 6 above, but shall be litigated separately including, without limitation, any claim by Executive that Executive has not been terminated for cause pursuant to Section 4.1 above, unless the claim and defense arise out of the same event and joinder would be required.

7.           Inventions, Patents and Intellectual Property.

7.1           Executive agrees that all inventions, discoveries, computer programs, data, software, technology, designs, innovations and improvements (whether or not patentable and whether or not copyrightable) (individually, an “Invention,” and collectively, “Inventions”) related to the business of the Company which are made, conceived, reduced to practice, created, written, designed or developed by Executive, solely or jointly with others and whether during normal business hours or otherwise, during the term of Executive’s employment by the Company or thereafter if resulting or directly derived from Confidential Information, shall be the sole property of the Company.  Executive hereby assigns to the Company all Inventions and any and all related patents, copyrights, trademarks, trade names, and other industrial and intellectual property rights and applications therefor, in the United States and elsewhere and appoints any officer of the Company as his duly authorized attorney to execute, file, prosecute and protect the same before any government agency, court or authority.  Upon the request of the Company and at the Company's expense, the Executive shall execute such further assignments, documents and other instruments as may be necessary or desirable to fully and completely assign all Inventions to the Company and to assist the Company in applying for, obtaining and enforcing patents or copyrights or other rights in the United States and in any foreign country with respect to any Invention.

7.2           Executive shall promptly disclose to the Company all Inventions and will maintain adequate and current written records (in the form of notes, sketches, drawings and as may be specified by the Company) to document the conception and/or first actual reduction to practice of any Invention.  Such written records shall be available to and remain the sole property of the Company at all times.

8.           Return of Confidential Information.  Executive agrees that all files, letters, memoranda, reports, records, data, sketches, drawings, laboratory notebooks, program listings or other written, photographic or other tangible material, in each event, containing Confidential Information, whether created by Executive or others, which shall come into his custody or possession, shall be and are the exclusive property of the Company to be used by Executive only in the performance of his duties for the Company.

9.           Cooperation.  At any time during the term of this Agreement or thereafter, Executive shall reasonably cooperate with the Company in any litigation or administrative proceedings involving any matters with which Executive was involved during his employment by the Company.  The Company shall reimburse Executive for reasonable expenses, if any, incurred in providing such assistance.

10.           Notices.  All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing, and may be given by a party hereto by (a) personal service (effective upon delivery), (b) mailed by registered or certified mail, return receipt requested, postage prepaid (effective five business days after dispatch), (c) reputable overnight delivery service, charges prepaid (effective the next business day) or (d) telecopy or other means of electronic transmission (effective upon receipt of the telecopy or other electronic transmission in complete, readable form), if confirmed promptly by any of the methods specified in clauses subparagraphs (a)-(c) of this Section 10, to the other party at the address shown above, or at such other address or addresses as either party shall designate to the other in accordance with this Section 10.

11.           Non-Disparagement.  During the term of Executive’s employment hereunder and for five years thereafter, Executive shall not disparage, deprecate, or make any negative comment with respect to the Company or its Affiliates or their respective businesses, operations, or properties.

12.           Pronouns.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural and vice versa.

13.           Entire Agreement.  This Agreement and such other agreements, schedules and exhibits as are referenced therein or herein, constitute the entire agreement between the parties and supersede all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

14.           Amendment.  This Agreement may be amended or modified only by a written instrument executed by both the Company and Executive.

15.           Governing Law; Consent to Jurisdiction.

15.1           This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Delaware, notwithstanding any contrary application of conflicts of laws principles.

15.2           Each party hereto consents to the jurisdiction of all Federal and State courts located in the Commonwealth of Pennsylvania which have jurisdiction over any disputes arising under this Agreement and agrees that service of process in any action or proceeding commenced in a court located in the Commonwealth of Pennsylvania may be made by written notice as provided in Section 10 hereof.

16.           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business; provided, however, that the obligations of Executive are personal and shall not be assigned by him.

17.           Miscellaneous.

17.1            No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right.  A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver or any right on any other occasion.

17.2            The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

17.3           In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed this Agreement as of the day and year set forth above.

COMPANY:

I-TRAX, INC.

	By:	/s/ Yuri Rozenfeld
Name: Yuri Rozenfeld
Title: Senior Vice President

	Attest:	/s/ Roseann Maillie
Name: Roseann Maillie
Title: Assistant Secretary

EXECUTIVE:

Witness: /s/ Jane Mingey	/s/ Frank A. Martin